Company No: 201537197R

CERTIFICATE CONFIRMING INCORPORATION OF COMPANY

This is to confirm that TELCOSTAR PTE. LTD. is incorporated under the Companies Act (Cap 50), on and from 09/10/2015 and that the company is a PRIVATE COMPANY LIMITED BY SHARES.

GIVEN UNDER MY HAND AND SEAL ON 12/10/2015.

ER SIEW LENG
ASST REGISTRAR
ACCOUNTING AND CORPORATE REGULATORY AUTHORITY (ACRA)
SINGAPORE

REGISTRAR OF COMPANIES & BUSINESSES
ACRA
SINGAPORE